BAKER & MCKENZIE

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07026967

RECEIVED
2007 SEP 27 A 9:02
[OFFICE OF INTERNATIONAL CORPORATE FINANCE]

September 25, 2007

Christopher M. Bartoli
Tel: +1 312 861 8676
Fax: +1 312 698 2055
christopher.m.bartoli@bakernet.com

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

SEC File No. 82-3838

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Re: Sims Group Limited – Amendment to Application for exemption pursuant to Rule 12g3-2(b) (SEC File No. 82-3838)

Dear Mr. Dudek:

On behalf of Sims Group Limited, a company incorporated under the laws of Victoria, Australia (the "Company"), we herewith amend the application for an exemption granted by the Securities and Exchange Commission to the Company pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the requirements of Section 12(g) of the Exchange Act. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained herein.

SGM's core business is metal recycling, with an emerging business in recycling solutions. The Company's ordinary shares are admitted to trading on the Australian Securities Exchange (the "ASX") under the symbol "SGM".

Information to be Furnished on a Continuing Basis

We hereby inform you that pursuant to Rule 12g3-2(f) under the Exchange Act the Company wishes to publish the home country documents that it is required to furnish on a continuous basis under Rule 12g3-2(b)(1)(iii) on or through the web sites listed below rather than submitting physical copies of such home country documents to the United States Securities and Exchange Commission. In accordance with Rule 12g3-2(f)(2), we inform you that the web sites on which the Company's home country documents are, and will be, available are as follows:

- www.sims-group.com (the Company's web site); and

- http://www.asx.com.au/asx/research/CompanyInfoSearch.jsp (the page of the web site of the Australian Securities Exchange providing access to announcements made by the Company).

The information submitted with this letter, and any documents and other information to be submitted to the SEC in the future pursuant to this letter, are being, and will be, furnished under paragraph (b)(1) and (b)(4) of Rule 12g3-2 with the understanding that such documents and information will not be deemed "filed" with the SEC, nor otherwise subject to liability under Section 18 of the Exchange Act. Neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or the protections of the United States legal system.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait. If you have any questions or comments regarding this letter or the enclosures, please contact the undersigned by e-mail at christopher.m.bartoli@bakernet.com or by telephone at (312) 861-8676.

Very truly yours,

Chris Bartoli

Christopher M. Bartoli

Enclosures

cc: Frank Moratti, Sims Group Limited
David Holland, Baker & McKenzie

CHIDMS1/2556616.4

END